Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy Provides Q4 2021 Safety and Production Update

Calgary, Alberta (January 18, 2022) – Suncor today is providing an update on recent incidents and fourth quarter 2021 production.

We are deeply saddened by the fatality at our Base plant mining operations on January 6, 2022. We extend our thoughts and condolences to the family, friends and colleagues of the deceased worker.

The incident occurred when one heavy haul truck rear-ended a second heavy haul truck while they were both driving up a mine haul ramp. The two workers in the moving haul truck that was struck from behind were taken to hospital and released with minor injuries. The driver of the other heavy haul truck did not survive. We continue to investigate this incident with a focus on the actions required to prevent such a devastating result from reoccurring.

In the second half of December, there were two separate operational incidents: one at the Syncrude mine and the other at the Firebag in situ operation. We have completed preliminary assessments and this news release summarizes the related issues and impacts, as currently known, and outlines the corrective actions we are undertaking.

The Syncrude and Firebag operational incidents negatively impacted production by approximately 195,000 barrels per day (bbls/d) during the latter half of December. As a result, 2021 annual production was 732,000 bbls/d or approximately 1% below our guidance range of 740,000 bbls/d.

We have resolved the immediate operational issues and the assets have returned to normal production levels.

Syncrude

Mid December, 2021 failures occurred in the chains driving the two crushers at the Mildred Lake mine. These new chains were installed in the fourth quarter of 2020 with the objective of continued performance improvement and had operated normally up until that time. During subsequent repair work, we determined that certain flaws in design and quality caused the failure. As we executed the repairs and worked to restart the facilities, repeat chain failures and sustained extreme weather conditions in the region impacted labour productivity together with freezing of oil sands ore on feed aprons, conveyor belts and internal workings. As a result, the repair, which was initially estimated to take one week, took three weeks.

The team has completed work to ensure both crushers are operational, with only one crusher required to meet volume requirements. We repaired the first crusher by installing the previous version of chains and the second crusher has been repaired and is scheduled for similar chain replacement in mid-February. Until then, measures have been taken to mitigate the potential risk of further failure.

Firebag

On December 16, 2021, two critical furnaces tripped, hours apart due to frozen air louvers. This led to the rapid reduction of production at Firebag when our two largest plants went offline, along with the shutdown of approximately 170 wells while approximately 100 wells remained in production. On December 22, the facility began to ramp up operations and by January 1, 2022 production had reached 200,000 bbls/d. We have implemented further mitigation measures while the investigation continues to ensure our winterization program is sufficiently robust to withstand extended periods of cold weather.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Production Impacts

In Q4 2021, average production was reduced by approximately 35,000 bbls/d and annual 2021 production was reduced by approximately 8,000 bbls/d as a result of these outages at the end of the year. The fourth quarter utilization rates for Firebag and Syncrude were 93% and 90% respectively. For the full year, 2021 utilization at Firebag was 96% and the utilization at Syncrude was 83%.

As of January 17, 2022 production at Syncrude and at Firebag was consistent with our 2022 annual production guidance.

“I am deeply saddened by the fatality at our Base plant mine. This, along with the operational incidents we experienced in December are not acceptable. Further work is required to keep our workers safe and ensure we are consistently reliable, particularly in extreme weather conditions. I am deeply disappointed by these events and I am committed to implementing corrective actions, continuing to strengthen our processes and accountability, and to improving Suncor’s performance,” said Mark Little, president and chief executive officer.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the schedule for completing the repairs relating to the operational incidents and the belief that the measures taken will mitigate the potential risk of future failures; and Suncor's belief that the steps taken will ensure that its winterization program is sufficiently robust to withstand extended periods of cold weather. Some of the forward-looking statements and information may be identified by words like “potential”, “will”, “scheduled”, “continue” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, the MD&A and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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